On December 30, 2011, NASDAQ Listing Qualifications staff (Staff) notified Orckit Communications Ltd. (Company) that it determined to delist the Company based on its failure to provide a definitive plan to regain compliance with Rule 5450(b)(1)(A). On January 10, 2012, the Company exercised its right to appeal the Staffs determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815. On March 29, 2012, the Panel issued a decision that transferred the Companys shares to the Capital Market, effective at the open of business on March 30, 2012, and continued the listing on that market subject to it publicly announcing no later than June 27, 2012 on a Form 8-K that the Company has $2.5 million or greater stockholders equity and meets all other Capital Market continued listing standards, and providing stockholders equity projections showing continued compliance with the equity rule through 2012. On May 10, 2012, the Nasdaq Listing and Hearing Review Council (Council) informed the Company that pursuant to Rule 5820(b) it had called the March 29, 2012 Panel decision for review and that the Listing Council review will initiate upon the conclusion of the matter before Panel. On June 20, 2012, the Panel issued a decision to delist the Companys stock and suspended the Companys listing. On July 3, 2012, the Company exercised its right to appeal the June 20, 2012 Panel decision to the pursuant to Rule 5820(a). On August 17, 2012, the Council issued a decision that affirmed the Panel decision to delist the Companys securities. On November 19, 2012, the Company was provided notice that the Nasdaq Board of Directors declined to call the Council decision for review pursuant to Rule 5825(a).